September 24, 2014

Parmeet Nanner

Tide Petroleum Corp

700 Louisiana Street, Suite 3950

Houston, Texas 77002

RE: Resignation

To: Tide Petroleum Corp and its Directors and Officers.

With this letter, I hereby submit my resignation as a Director of Tide Petroleum Corp effective as of September 24, 2014

I am thankful for the opportunity to serve as a Director of Tide Petroleum Corp for the short period and I offer my best wishes for its continued success.

Sincerely,

____

Parmeet Nanner